FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Niño Ventures Inc.

1440 - 1166 Alberni Street

Vancouver, B.C., Canada V6E 3Z3

Item 2: Date of Material Change:

March 27, 2008

Item 3: News Release:

A news release dated and issued on March 27, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

EL NIñO APPOINTS SENIOR  GEOLOGIST TO HEAD ITS EXPLORATION PROGRAM IN THE DEMOCRATIC REPUBLIC OF CONGO

Item 5: Full Description of Material Change:

March 27, 2008, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce the appointment of Mr. Allan Lines as Exploration Manager for the company’s exploration in the Democratic Republic of Congo.

Mr. Lines has worked in the mineral exploration industry for the past 13 years, exploring for VMS base metals in eastern Canada, greenstone gold exploration in West Africa and, for the past several years has been managing exploration programs in the DRC Copperbelt for a TSX/ASX listed copper producer and a NYSE listed major company.

Mr. Lines started working in the Democratic Republic of Congo in early 2005. Since then he designed and supervised geochemical sampling programs, advised on project acquisitions, authored baseline environmental studies and planned and managed RC and diamond drilling programs totaling well over 50,000 meters.

In addition to mineral exploration, Mr. Lines has several years experience in the field of mine permitting, including managing Environmental Impact Assessment Studies and public consultation programs.

Mr. Lines commented: “I am excited to be joining El Nino Ventures Inc. at this time – the vast experience of the management team in doing business in the DRC and the company’s project portfolio puts the company in a great position. I am eager to begin the 2008 drill campaign and maximize the value of the exploration properties.”

Mr. Jean Luc Roy, President of El Nino Ventures states:” I am very pleased to have Mr. Allan Lines join our team in the DRC. We are very fortunate to have on board a geologist with such valuable DRC Copperbelt experience. With Allan’s technical background and management’s very substantial experience in the DRC the company is in a prime position to maximize the value of its highly prospective exploration permits in the DRC. Allan will work closely with his local technical team and he anticipates the start of our 2008 drill program for mid-April. “

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets.  El Niño has acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo. In addition to its copper project in the DRC, the company is in the final stage of its exploration project in Bathurst, New Brunswick with Xstrata Zinc. El Nino will also commence drilling on its Irish exploration licenses in the month of April 2008.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Toll Free 1.877.895.6466, Telephone +604.683.4886, Facsimile +604.683.4887

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 27th day of March 2008.